          As filed with the Securities and Exchange Commission on April 22, 1998
                 Securities Act File No. 333-_____ Exchange Act File No. 0-20462
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM S-3

                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                 CHATCOM, INC.
            (Exact name of registrant as specified in its charter)

           California                                       95-3746596
   (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                      Identification No.)

                         9600 Topanga Canyon Boulevard
                         Chatsworth, California 91311
                                (818) 709-1778
      (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                   E. Carey Walters, Chief Executive Officer
                                 ChatCom, Inc.
                         9600 Topanga Canyon Boulevard
                          Chatsworth, California 91311
                                 (818) 709-1778
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:
                           Sanford J. Hillsberg, Esq.
                               Young J. Kim, Esq.
                     Troy & Gould Professional Corporation
                       1801 Century Park East, Suite 1600
                         Los Angeles, California 90067
                                 (310) 553-4441

          Approximate date of commencement of proposed sale to public:
     From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                                  Proposed          Proposed Maximum
Title of Each Class of Securities          Amount To Be           Maximum         Aggregate Offering          Amount of
 To Be Registered                          Registered         Offering Price            Price(1)          Registration Fee
                                                               Per Share(1)
---------------------------------------------------------------------------------------------------------------------------
Common Stock (no par value).........   17,398,272 shares(2)              $0.52            $9,047,101                 $2,669
===========================================================================================================================

(1) Estimated pursuant to Rule 457(c), solely for the purpose of calculating the registration fee, based on the average of the high and low sale prices per share of Common Stock, as reported on the Nasdaq SmallCap Market, on April 15, 1998.
(2) Plus an indeterminate number of additional shares of Common Stock that may be issuable upon conversion of certain of the shares of preferred stock or convertible notes, or upon exercise of certain of the stock purchase options or warrants, as a result of antidilution provisions thereof.

                              ____________________

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                  SUBJECT TO COMPLETION, DATED APRIL 22, 1998
PROSPECTUS
                                 CHATCOM, INC.

                       17,398,272 SHARES OF COMMON STOCK

     This Prospectus relates to the offer by the securityholders named herein (the "Selling Securityholders") for sale from time to time of up to 17,398,272 shares (the "Shares") of common stock, no par value ("Common Stock"), of ChatCom, Inc., a California corporation (the "Company"). To the extent required by applicable law or Securities and Exchange Commission regulations, this Prospectus shall be delivered to purchasers upon resale of the Shares by the Selling Securityholders.

     The Shares consist of (i) 1,609,523 currently outstanding shares of Common Stock (the "Outstanding Shares"), (ii) 2,662,400 shares of Common Stock issuable upon conversion of currently outstanding shares of Series D Convertible Preferred Stock (the "Series D Preferred Shares") of the Company or in payment of any dividends on the Series D Preferred Shares that the Company may pay in shares of Common Stock, (iii) 4,400,000 shares of Common Stock issuable upon conversion of currently outstanding shares of Series E Convertible Redeemable Preferred Stock (the "Series E Preferred Shares") of the Company or in payment of any dividends on the Series E Preferred Shares that the Company may pay in shares of Common Stock, (iv) 3,213,000 shares of Common Stock issuable upon conversion of currently outstanding shares of Series F Convertible Redeemable Preferred Stock (the "Series F Preferred Shares") of the Company or in payment of any dividends on the Series F Preferred Shares that the Company may pay in shares of Common Stock, (v) 1,360,000 shares of Common Stock issuable upon conversion of currently outstanding shares of Series G Convertible Preferred Stock (the "Series G Preferred Shares") of the Company or in payment of any dividends on the Series G Preferred Shares that the Company may pay in shares of Common Stock, (vi) 2,843,804 shares of Common Stock issuable upon conversion of currently outstanding 9.5% Convertible Subordinated Notes (the "Convertible Notes") of the Company or in payment of any interest on the Convertible Notes that the Company may pay in shares of Common Stock, (vii) 200,000 shares of Common Stock issuable upon the exercise of currently outstanding options to purchase shares of Common Stock (the "Options"), and (viii) 1,109,545 shares of Common Stock issuable upon the exercise of currently outstanding warrants to purchase shares of Common Stock (the "Warrants"). The Warrants consist of warrants to purchase 400,000 shares of Common Stock (the "Series D Warrants") issued in connection with the sale of the Series D Preferred Shares to the holders of those shares, warrants to purchase 254,545 shares of Common Stock (the "Series E Warrants") issued in connection with the sale of the Series E Preferred Shares to the holders of those shares, warrants to purchase 285,000 shares of Common Stock (the "Series F Warrants") issued in connection with the sale of the Series F Preferred Shares and the Series G Preferred Shares to the holder of those shares, warrants to purchase 150,000 shares of Common Stock (the "Convertible Note Warrants") issued in connection with the sale of the Convertible Notes to the holders of the Convertible Notes, and warrants to purchase 20,000 shares of Common Stock (the "T&G Warrants") issued for certain legal services previously rendered to the Company. The number of shares of Common Stock issuable upon the conversion of the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and the Series G Preferred Shares (collectively, the "Preferred Shares") and the Convertible Notes, and upon the exercise of the Options and the Warrants is subject to adjustment.

     The Company will not receive any proceeds from the sale of the Shares offered hereby. The Company will receive an aggregate of $1,851,681 upon the exercise of all of the Options and the Warrants, subject to adjustment as a result of antidilution provisions in the case of certain of the Warrants. See "Use of Proceeds" and "Selling Securityholders."

     The Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "CHAT." The closing price of the Common Stock as quoted on the Nasdaq SmallCap Market on April 21, 1998 was $0.75 per share. The Selling Securityholders have advised the Company that they may sell, directly or through brokers, all or a portion of the securities offered hereby in negotiated transactions or in one or more transactions in the market at the price prevailing at the time of sale. In connection with such sales, the Selling Securityholders and any participating broker may be deemed to be "underwriters" of the Common Stock within the meaning of the Securities Act of 1933, as amended. It is anticipated that usual and customary brokerage fees will be paid by the Selling Securityholders in all open market transactions. The Company will pay all other expenses of this offering. See "Plan of Distribution."

                           __________________________

            AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES
                 A HIGH DEGREE OF RISK.  SEE "RISK FACTORS" ON
                     PAGES 5 THROUGH 14 OF THIS PROSPECTUS.
                           __________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is _________, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     Additional information regarding the Company and the securities offered hereby is contained in the Registration Statement of which this Prospectus is a part, and the exhibits thereto, filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the office of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the Registration Statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated in this Prospectus by reference: (a) the Company's Annual Report on Form 10-KSB for the year ended March 31, 1997, filed with the Commission on July 15, 1997, as amended by Amendment No. 1 to Form 10-KSB, filed on July 16, 1997, Amendment No. 2 to Form 10-KSB, filed on July 17, 1997, and Amendment No. 3 to Form 10-KSB, filed on July 29, 1997; (b) the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, filed with the Commission on August 19, 1997, as amended by Amendment No. 1 to Form 10-QSB, filed on August 20, 1997; (c) the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997, filed with the Commission on November 19, 1997, as amended by Amendment No. 1 to Form 10-QSB, filed on April 9, 1998; (d) the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997, filed with the Commission on February 23, 1998, as amended by Amendment No. 1 to Form 10-QSB filed on April 9, 1998; (e) the Company's Current Report on Form 8-K dated December 19, 1997, filed with the Commission on December 29, 1997; (f) the Company's Current Report on Form 8-K dated February 2, 1998, filed with the Commission on February 6, 1998; (g) the Company's Current Report on Form 8-K dated February 19, 1998, filed with the Commission on February 26, 1998; (h) all other reports filed with the Commission pursuant to Section 13 and 15(d) of the Exchange Act subsequent to April 9, 1998; and (i) the description of the Common Stock set forth in the Company's Registration Statement on Form 10 under the Exchange Act, including any amendment or report subsequently filed by the Company for the purpose of updating that description. The file number of each of the foregoing documents is 0-20462.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein

                                       2.

modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Dianna Saltmarch, Corporate Communications, ChatCom, Inc., 9600 Topanga Canyon Boulevard, Chatsworth, California 91311. Telephone requests may be directed to Ms. Saltmarch at (818) 709-1778.

     Safe Harbor Statement under the Private Securities Litigation Reform Act of
     ---------------------------------------------------------------------------
1995.
----

     This Prospectus contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including, without limitation, statements with respect to the Company's liquidity and capital resources, strategy, proposed sales of the Company's products, markets for the Company's products and the development of the Company's products, including consolidated server products. The Company's actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the ability of the Company to obtaining additional financing, the uncertainty of market acceptance of the Company's products, the risks relating to new product development and new application of the Company's products, conducting business with foreign customers and the competitive market for the Company's products and those discussed in the following section as well as those discussed elsewhere in this Prospectus and any document incorporated herein by reference.


                                  THE COMPANY

     ChatCom, Inc. ("ChatCom" or the "Company") develops, integrates, manufactures and markets highly-efficient centralized servers and storage management systems. Commencing in the fiscal year ended March 31, 1997, the Company has worked to reposition itself into the rapidly growing consolidated server market and has recently won a major industry award for the excellence of its product line in meeting consolidated server requirements (LAN Times - Best
                                                              ---------
of Times Award for Consolidated Servers, February 1997). In recent years, the Company's products had been geared primarily toward the remote control segment of the remote access market. However, increased competition from alternative technologies, lower demand and changes in access topology caused by increased dominance of the Internet have led to declining revenues in the remote control segment of the remote access market and increased operating losses that have significantly impaired the Company's liquidity and capital resources, and caused the Company to shift its product development and marketing efforts to focus on the consolidated server market.

     The Company has taken significant steps to position itself in the consolidated server, network test and simulation, clustering, computer telephony, multi-user remote access and telecom Internet service markets, refocusing its product development and marketing efforts to achieve this goal. The Company considers its major strength to be its ability to deliver fault resilient high and ultra-high density processing platforms, which deploy the latest in processor and bus technology. Its product line features a highly scaleable architecture, highly competitive power efficiency, fully functioned management software and low Mean-Time-To-Repair (MTTR). The Company's primary product line is the well known ChatterBox(TM) family of server consolidation and clustering platforms, a fully open OSI (Open Systems Interconnect) architecture that supports all major network operating systems. With five different models in the family, the ChatterBox series has been designed to meet the needs of the consolidated server market, and thereby addresses the needs of the high-density applications server, Internet server and network simulation markets.

     Designed from the outset for mission-critical applications, the ChatterBox family performs in an arena where system failures or unrecoverable loss of data are considered unacceptable. The addition of the integrated ChatRAID level 7 disk storage architecture provides multiple server access to a self-healing, fault-tolerant storage

                                       3.

subsystem offering up to 1.1 Terabyte of high-availability data across multiple redundant paths. Certain of the Company's products utilize a Redundant Array of Independent Network Servers, or RAINS(TM), to provide turnkey solutions.

     Each ChatterBox model is built around a selection of common server modules, which makes the whole product line both functionally compatible and fully scaleable. The open architecture of ChatterBox server platforms supports the latest Pentium and Pentium Pro technology of Intel Corporation ("Intel"), including the recently introduced Dual SMP Pentium Pro(TM), which ChatCom believes provides the highest power to density ratio yet achieved with this technology. Processor speeds of up to 266MHz and memory sizes of up to 512MB in both single and dual processor designs are available in the ChatterBox server platforms.

     ChatterBox systems are in service worldwide supporting diverse applications, including Internet, intranet and web server functions, database and Groupware (E-mail, etc.) server systems from Lotus Notes(R) and Microsoft(R) Exchange(TM) to Oracle environments, file servers, applications servers, gateways, remote access, Citrix servers and numerous other applications. These systems are also in service with a number of major peripheral manufacturers in support of their various development and test programs. Configurations range in price from approximately $5,000 up to approximately $30,000 for the Company's Office series, while the Company's more powerful Corporate series range from $7,500 to over $300,000. In creating the Corporate and Office Series product lines, the Company has introduced significant new system management features. These are composed of ChatCom's Intelli-Management monitoring and control system, coupled with a major new version of the Company's ChatView(TM) management software. Version 3 of this software operates in Microsoft's Windows NT environment, and allows a ChatterBox system to be managed through industry-standard SNMP-based products such as Hewlett-Packard's OpenView(R) or IBM's Netview (TM). In addition, a line of servers featuring the Intel Pentium Pro CPU was introduced by the Company in March 1997 and is positioned for high-speed, high-bandwidth applications, such as Internet/intranet/web servers, groupware applications and traditional file serving.

     In order to generate additional working capital to fund the Company's marketplace transition and its recent operating losses, the Company has completed several private placements of its equity and debt securities during the prior and current fiscal years. The Company at present has insufficient liquidity to meet its obligations or to support its current level of operations or any significant increase in revenues, and is actively seeking additional financing to meet its short-term needs. Should the Company fail to obtain additional financing in the immediate future, it will be forced to substantially reduce or suspend its operations. There can be no assurance that the Company will be able to obtain additional financing or will be able to generate increased revenues or achieve profitability even if revenues do increase.

     The Company was incorporated under the laws of the State of California in March 1982. The Company was originally named "Astro Systems and Engineering, Inc." and changed its name to "Astro Sciences Corporation" in 1985. In February 1996, the Company changed its name to "ChatCom, Inc." The Company currently employs approximately 45 full-time employees, of which 12 are in manufacturing, eight are in sales, six are in research and product development, eight are classified as general and administrative, six are in technical support, two are in quality assurance, two are in sustaining engineering and one is in marketing. The Company's principal executive office is located at 9600 Topanga Canyon Boulevard, Chatsworth, California 91311. Its telephone number is (818) 709-1778.

                                       4.

                                  RISK FACTORS

     The securities offered hereby are speculative in nature, involve a high degree of risk, and should not be purchased by any investor who cannot afford the loss of his entire investment. Prior to making an investment decision with respect to the securities offered hereby, prospective investors should carefully consider, along with the other matters discussed in this Prospectus, the following risk factors:

     ABILITY TO CONTINUE AS A GOING CONCERN. As a result of the Company's net losses and negative cash flow from operating activities in recent periods, the Company's independent auditors have included in their report on the Company's March 31, 1997 financial statements an explanatory paragraph regarding the ability of the Company to continue as a going concern. The Company is seeking additional debt and equity funds, in one or more private placements or loan transactions, in order to obtain the funds necessary to meet its immediate working capital needs. There can be no assurance that the Company will be able to successfully complete the private placements or loan transactions or otherwise obtain the necessary funds to continue the Company's operations.

     LIQUIDITY. The Company's continuing losses and negative cash flow from operations have created a liquidity problem for the Company. As of December 31, 1997, the Company had negative working capital of $590,000, as compared to working capital of $3,195,000 as of March 31, 1997. The Company must immediately provide additional liquidity to meet its current obligations and maintain its current level of operations or any significant future increase in revenues and is actively seeking additional financing to meet those needs. The Company is currently negotiating debt and equity investments and debt restructurings with several potential investors and trade creditors. However, there can be no assurance that any such financings or restructurings will ever be consummated, that such financings or restructurings if so consummated will be on terms favorable to the Company or that such financings or refinancings will be sufficient to meet the Company's immediate needs.

     In September 1997, the Company completed a private offering of the Series E Preferred Shares and the Series E Warrants in the aggregate amount of $1,100,000. The purchasers of the Series E Preferred Shares have agreed to purchase an additional $600,000 of such shares, subject to certain conditions being met including, among others, the market price of the Company's Common Stock for the ten trading days preceding the additional closing date exceeds $1.00 per share and the receipt of at least $1,000,000 from the sale of equity securities of the Company. No assurances, however, can be given that the sale of additional shares of Series E Preferred Stock will be consummated or that the proceeds from sale of such additional shares or any other financing will be sufficient to permit the Company to continue its current operations. In addition, the Company has agreed to pay the holders of the Series E Preferred Shares certain payments until the registration of the shares of Common Stock issuable upon conversion of the Series E Preferred Shares and upon exercise of the Series E Warrants has been effected. As of March 31, 1998, the Company owed the holders of the Series E Preferred Shares and the Series E Warrants such payments in the amount of $105,600, which the Company will be required to pay in cash or shares of Common Stock at the election of such holders.

     In December 1997, the Company completed the issuance of certain of the Convertible Notes in the aggregate principal amount of $540,000 and the Convertible Note Warrants. Such Convertible Notes together with $350,000 of the Convertible Notes issued by the Company in May 1997, mature on January 1, 1999. Existence of the Convertible Notes may make new equity investments or debt investments in the Company less attractive to potential investors. The Company is negotiating with the holders of the Convertible Notes to convert these notes into preferred stock of the Company, but there can be no assurance that this conversion will be consummated.

     In March 1998, the Company completed a conversion of $1,345,000 in unsecured debt owed to a supplier into the Company's Series F Preferred Shares and Series G Preferred Shares and the Series F Warrants. The agreement with the supplier also provides for periodic cash payments by the Company to the supplier and the remittance of 25% of the Company's collections of foreign accounts receivable after February 1, 1998, as well as 20% of the net proceeds to the Company of any equity financings (other than commercial bank loan financing or asset based lending against United States accounts receivable and finished or assembled goods inventory) effected by the Company subsequent to February 1, 1998 upon consummation of such financings, plus the sum of $50,000 upon consummation of each of the first two such financings, until all amounts due to the supplier (approximately $410,000 as of March 31, 1998) is paid in full. The agreement also provides that as long as any amounts of Series F Preferred Shares and Series G Preferred Shares remain outstanding, the supplier shall have the right to approve (with such right to not be unreasonably withheld) any preferred stock offering by the Company which ranks equal to or senior to those of the supplier's, and approve any debt offering contemplated by the Company, except for commercial bank lines of credit or loans secured by the Company's United States accounts receivable or inventory.

                                       5.

In the event the Company engages in a bankruptcy proceeding or reorganization, composition with creditors or like transaction on or before June 30, 1998, the agreement provides that the supplier shall have the option to surrender its rights under the agreement and be reinstated as an unsecured creditor for the full amount of the debt, less any payments which have been made by the Company. The Company's ability to obtain any future financing may be adversely affected by the need to obtain approval from the supplier pursuant to the agreement. There can be no assurance that the supplier will approve any such future financing or that such approval will not be subject to certain conditions as may be requested by the supplier.

     The Company has incurred operating losses in each of its last three fiscal years. Even if the Company successfully completes the debt and equity financings it is currently attempting to consummate, if the Company continues to experience operating losses in the future that result in a significant utilization of its liquid resources, the Company's liquidity and its ability over the long-term to sustain operations at current levels could be materially adversely affected.

     The Company may seek additional public or private financing to meet its longer term capital needs if market conditions are favorable. If additional funds are raised through the issuance of equity securities, it is likely that the Company will be required to sell such securities at a substantial discount to the current market price for the Company's Common Stock, the percentage ownership of the then current shareholders of the Company will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Common Stock. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company or its shareholders. Any increase in the outstanding number of shares of Common Stock or options and warrants to acquire Common Stock may have an adverse effect on the market price of the Common Stock and may hinder efforts to arrange future financing. If adequate funds are not available to satisfy capital requirements, the Company may be required to curtail its operations significantly or to obtain funds through arrangements with strategic partners or others that may require the Company to relinquish material rights to certain of its technologies or potential markets.

     PRIOR OPERATING LOSSES; FLUCTUATIONS IN OPERATING RESULTS. The Company has reported net losses of $4,601,000 and $1,968,000 for the fiscal years ended March 31, 1997 ("fiscal 1997") and 1996 ("fiscal 1996"), respectively, due primarily to a decrease in revenue during fiscal 1997, flat revenues during fiscal 1996 and increases in operating expenses and cost of goods sold, including inventory obsolescence reserves. The Company also incurred operating losses for each of the three-month periods during the fiscal year ended March 31, 1998. There can be no assurance that the Company's operations will be profitable in the future.

     The Company's reported results of operations are subject to considerable fluctuations due to changes in demand for the Company's products, timing of product shipments, status of world economic conditions and other factors, and there can be no assurance that the Company will be profitable in any particular period. Demand for the Company's products in each of the markets it serves can vary significantly from quarter to quarter due to revisions in budgets or schedules for customer projects requiring the Company's products, changes in demand for systems that incorporate the Company's products, general business and economic factors, fluctuations in foreign currency exchange rates and other factors beyond the control of the Company. In addition, as sales of the Company's products shift from the remote access to the consolidated server market, the Company believes its revenues will be increasingly dependent upon larger orders and its products will have higher average selling prices. Such increase in size of order and selling price of products may materially contribute to the fluctuations in the Company's results of operations. For example, the current United States list price of the Company's most powerful system exceeds $300,000. The acceleration or delay of a number of shipments from one quarter to the next can significantly affect the Company's results of operations for that quarter. The higher average selling prices have resulted in longer sales cycles and may pose significant barriers to the purchase of the Company's products for potential customers.

     LEGAL PROCEEDINGS. On January 15, 1998, the Company was sued by Strategic Growth International, Inc. ("SGI"), an investor relations consulting firm. The lawsuit, filed in the United States District Court, Central District

                                       6.

of California, sought damages from the Company for the balance of certain finder's fees ($191,500) alleged by SGI to be owed by the Company to SGI in connection with the Company's financings from certain investors and for amounts alleged by SGI to be owed to SGI for consulting services ($75,841) and the economic value of stock options for 66,666 shares of the Company's Common Stock that SGI was to receive in connection with SGI's consulting services. SGI also sought reimbursement for its legal fees in connection with the lawsuit and threatened to obtain an attachment order against certain of the Company's assets in connection with this lawsuit. As of March 31, 1998, the parties entered into a Settlement Agreement and Mutual Release to settle the lawsuit. The terms of the settlement include the Company's issuance to SGI of 800,000 shares of Common Stock, the granting to SGI of options to purchase 200,000 shares of the Company's Common Stock at an exercise price of $.50 per share, and the payment of $100,000 in cash to SGI, $40,000 of which was paid by the Company in February and April, 1998, with the balance ($60,000) payable in equal consecutive monthly installments of $15,000, beginning May 9, 1998. The Company and SGI have entered into a stipulation for entry of judgment pursuant to which the Company shall be liable for the full amount claimed by SGI under the lawsuit, less any amounts paid by the Company, in the event the Company fails to perform its cash payment obligations under the settlement agreement. The Company has agreed to register the foregoing shares under the Securities Act, including shares issuable upon the exercise of the stock options. The Company recorded a loss provision of approximately $568,000 (of which approximately $68,000 is attributable to the value of the options granted to SGI) for the estimated value of the settlement during the quarter ended March 31, 1998.

     As a result of the Company's continuing liquidity problems during fiscal 1998, the Company also has been sued for non-payment by several suppliers of products and services. Several other vendors have forwarded their accounts with the Company to collection agencies. Certain of the trade creditors have instituted legal proceedings to obtain attachment orders on the Company's assets. The Company has entered into settlements with several of the trade creditors and is negotiating settlements with the other trade creditors. However, there can no assurance that any settlements will be obtained by the Company with such other trade creditors. In the event any trade creditor obtains a writ of attachment on the Company's assets, the Company may have to commence bankruptcy proceedings and any settlement discussions with other trade creditors will most likely terminate. The Company has incurred, and anticipates continuing to incur, substantial legal expenses in connection with the foregoing legal proceedings.

     One of the Company's suppliers recently notified the Company of a certain purchase commitment allegedly made by the Company to the supplier in the amount of approximately $700,000. Although the Company believes that it has not entered into such purchase commitment and has requested the supplier to provide documents and information to support the alleged purchase commitment, there can be no assurance that the Company is not obligated to purchase the parts and components from the supplier. Although the supplier has not commenced legal proceedings in connection with the alleged purchase commitment, the Company may incur substantial legal expenses in the event such legal proceeding is instituted. The Company believes that the majority of parts and components in question is of a type that cannot be readily resold by the Company. The supplier has not shipped the parts and components to the Company.

     DEPENDENCE ON NEW PRODUCT DEVELOPMENT. The markets served by the Company are characterized by rapid technological advances, downward price pressure in the marketplace as technologies mature, changes in customer requirements, frequent new product introductions and enhancements, and price erosion. The Company's business requires substantial ongoing research and development efforts and expenditures, and its future success will depend on its ability to enhance its current products, reduce product costs and develop and introduce new products that both keep pace with technological developments in response to evolving customer requirements and that also achieve market acceptance.
Although the Company has received orders for products implementing the Redundant Array of Independent Network Servers, or RAINS(TM), during fiscal 1998, there can be no assurance that the market demand for such products will continue.

     The consolidated server market in particular is characterized by the continuing advancement of technology, including technologies relating to the increased efficiency of systems level management and the speed and efficiency of microprocessors. The Company's strategy is to update its products to accommodate new technologies; however, there can be no assurance that the new technologies will not render the Company's products obsolete. The Company

                                       7.

believes that it must continue to respond quickly to the needs of its customers for broad product functionality and must respond to advances in hardware, generic operating system software, applications software, and emerging technologies and markets, such as Internet services, groupware services, enterprise-wide remote communications and the test measurement and emulation markets. There can be no assurance that the Company will be able to respond effectively to technological changes or product announcements by its competitors. If the Company is unable, for technological or other reasons, to develop and introduce products and applications in a timely manner in response to changing market conditions or customer requirements, the Company's operating results and financial condition could be materially, adversely affected.

     Additionally, the marketability of the Company's products is influenced to a significant degree by the management capabilities and efficiency of proprietary software that is an integral component of the remote access solutions that are offered by the Company. The Company's strategy is to continually update its consolidated server product line and technology to increase its capabilities and efficiency as well as to maintain its compatibility with application and operating software and network protocols that proliferate in the marketplace. There can be no assurance that the Company's competitors will not introduce functionally similar consolidated server platforms or proprietary management software that could render the Company's products obsolete or that the Company will be able to improve and advance its consolidated server technology and management software so that it is compatible with applications software, operating software and network protocols and market demands that may be introduced in the future or that the Company's technology and products will continue to be accepted in the marketplace. If the Company is unable to develop new, or improve its current, products and technology in response to changes in its operating environment or customer requirements, the Company's operating results and financial condition could be materially, adversely affected.

     The Company has identified and increased its product development and sales efforts in certain market segments in which the Company believes the demand for its products will increase in the future. These include the computer telephony market, the product testing and quality assurance market and the international market in general. There can be no assurance that the Company's efforts in such market segments will result in increased revenues or profitability in the future. In addition, as part of the Company's sales and distribution strategy, the Company has entered into strategic relationships and business alliances with software developers, data processing companies and others, including Computer Associates, StarVox Inc and Vinca Corporation. The success of such relationships depend in part on the demand for the integration of products provided by such alliances, the performance of such products, the compatibility of the sales and distribution objectives of such companies and other factors. There can be no assurance that any such strategic relationships and alliances will provide the intended results.

     NEED TO MANAGE PRODUCT TRANSITIONS. The introduction of new and enhanced products requires the Company to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that the Company will successfully manage the transition to selling new products, and the failure to do so could have a materially adverse effect on the Company's operating results and financial condition. The Company believes that its products have often allowed customers to implement new enhancements while maintaining the existing technologies.

     HIGHLY COMPETITIVE ENVIRONMENT. The market for consolidated servers, including PC-based server technology is highly competitive. The Company competes with leading vendors who provide both desktop PCs and high-end server products. Such competitors, including but not limited to Hewlett-Packard Company, Compaq Computer Corporation, Dell Computer Corporation, and to a lesser extent, Cubix Corp. CommVision Corp. and EVERSYS Corp., who offer functionally similar consolidated server solutions, have greater financial, marketing, technical, and other resources than the Company. In the future, the Company expects several of these companies to enter the consolidated server market, or increase their presence, with their own additional consolidated server products and solutions, and such competitive products and solutions could have a materially adverse effect on the Company's results of operations.

                                       8.

     The Company's future success and its ability to remain competitive will depend in significant part upon the technological quality of its products and processes relative to those of its competitors and its ability both to develop new and enhanced products and services and to introduce such products and processes at competitive prices and in a timely and cost-effective manner. The Company's products compete with its competitors' products based on ease of implementation, fault tolerance, manageability and features. No assurance can be given that the Company will be able to develop new and enhanced products and services at competitive prices and in a timely manner.

     In July 1995, the Company changed its pricing strategy for commodity-type subassemblies (e.g. disk drives, fax servers, and random access memory) purchased by the Company and incorporated into its products. Sales prices and published list prices on these items were lowered by the Company in order to discourage resellers and end-users from purchasing such products elsewhere and installing them on systems provided by the Company. The installation of components purchased from other vendors into systems sold by the Company had caused compatibility problems in certain cases, potentially impacting the Company's reputation for marketing reliable products. This change in pricing strategy has resulted in lower margins on such subassemblies.

     Increased competition could result in price reductions and loss of market share, which would adversely affect the Company's results of operations. Many of the Company's current and potential competitors have greater financial, marketing, technical and other resources than the Company. There can be no assurance that the Company will be able to compete successfully with its existing competitors or any new competitors.

     RELIANCE ON CONSOLIDATION SERVER MARKET; EARLY STAGE OF MARKET. The Company currently devotes a majority of its product development, manufacturing, marketing and sales resources to providing product and services to the enterprise consolidated server market. Although the Company believes that its concentrated focus may provide it with certain competitive advantages in this market, this focus may also leave the Company more vulnerable to any future decline in the demand for the Company's consolidated servers. In addition, the Company's future financial performance will depend in large part on continued growth of the consolidated server market, which in turn will depend in part on the number of organizations utilizing such products and the number of applications developed for use with those products. There can be no assurance that these markets will continue to grow or that the Company will be able to respond effectively to the evolving requirements of these markets. Any significant decline in, or significant decrease in the growth rate of, the consolidated server market could have a materially adverse effect on the Company's results of operations and financial condition. Additionally, many of the Company's customers do not yet have a standard consolidated server solution, and there can be no assurance that the Company's products will be the standard adopted by its customers.

     PRODUCT DEFECTS. New products, when first released by the Company, may contain undetected design faults and software errors, or "bugs" that, despite testing by the Company, are discovered only after a product has been installed and used by customers. There can be no assurance that faults or errors in the Company's existing products or in new products introduced by the Company will not be discovered in the future, causing delays in product introductions and shipments or requiring design modifications that could adversely affect the Company's competitive position and results of operations. In addition, there can be no assurance that new products or product enhancements developed by the Company will achieve market acceptance or, if successful, will not adversely impact the sales of the Company's existing products. On several occasions, the Company has discovered minor design defects in its products that have caused delays in the introduction of products. To date, however, the Company has not experienced any significant problems in this regard and has not recalled products as a result of a product defect.

     DEPENDENCE ON KEY PERSONNEL. The Company's future success depends in large part on the continued service of its key marketing, sales and management personnel. The Company is dependent upon its ability to identify, hire, train, retain and motivate high quality personnel, especially highly skilled engineers involved in the ongoing hardware and software development required to refine the existing products to introduce enhancements for future applications and to develop new products. The Company is particularly dependent on the skills and contributions of certain of its management personnel, although the Company does not have long-term employment agreements within many of these individuals. The Company hired Gordon L. Almquist as its new Vice President

                                       9.

of Finance and Chief Financial Officer in November 1997 and appointed him as the Chief Operating Officer in February 1998 and hired E. Carey Walters as its new Chief Executive Officer in March 1998. Gary Dunham, the Company's Vice President of Sales and Marketing, resigned in February 1998 and James B. Mariner, the Company's former President, Chief Executive Officer and director, currently serves as a sales and marketing consultant to the Company pursuant to a consulting agreement. Robert Ruiz, the Company's Vice President of Engineering, resigned in March 1998. In addition, Sanford C. Sigoloff, Philip B. Smith, George L. Lazik and Andrew M. Brown each resigned as a director of the Company during the prior fiscal year.

     As part of its cost reduction program, the Company implemented a management and personnel restructuring during the past and current fiscal years, which has resulted in workforce reductions and the emphasis of certain departments of the Company. Such restructuring and cost reduction may make it difficult for the Company to retain its personnel. The Company plans to implement a further substantial reduction of its workforce in the event its liquidity and capital resources do not improve in the immediate future. There can be no assurance that such restructuring and workforce reductions may not have a material adverse effect on the business and operations of the Company. Competition for personnel in the Company's industry, as well as in the computer hardware and software industry, is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that the Company's current employees will continue to work for the Company or that the Company will be able to obtain the services of additional personnel necessary for the Company's growth.

     DEPENDENCE ON VALUE ADDED RESELLERS. The Company depends on its network of independent value added resellers ("VARs") to market and sell the Company's products. During the year ended March 31, 1997, and the nine month period ended December 31, 1997, approximately 86.6% and 63.8%, respectively, of the Company's revenues were generated from the Company's VARs. As a result of the Company's liquidity problem and the reduction of its marketing and technical support of its VARs, the Company has recently experienced difficulty in managing and retaining the support of the Company's VARs. Any significant loss in the Company's network of VARs may have a material adverse effect on the Company's sales and results of operations.

     DEPENDENCE ON TIMELY RECEIPT OF ACCEPTABLE COMPONENTS. The Company depends on the timely receipt of non-defective components to meet its manufacturing schedule. The Company's operating results or financial condition could be adversely affected by the receipt of a significant number of defective components or a delay in component delivery, an increase in component prices or the inability of the Company to obtain lower component prices in response to competitive pressures on the pricing of the Company's products.

     RELIANCE ON CERTAIN SUPPLIERS. The Company purchases from various independent suppliers numerous parts, supplies and other components, which the Company assembles into products. Although there are at least dual suppliers for many of such parts, supplies and components, the Company currently relies on single sources of supply for certain parts and components, and the Company is vulnerable to product changes by and variances in product quality from these suppliers. Although the Company believes that such changes and quality fluctuations could be accommodated, they may necessitate changes in the Company's product design or manufacturing methods, and the Company could experience temporary delays or interruptions in supply while such changes are incorporated or a new source of supply is procured. Any future disruptions in supply of suitable parts and components from the Company's principal suppliers could have a materially adverse effect on the Company's operating results and financial condition.

     The Company purchases certain components (the Cirrus VGA integrated circuits, Intel processors, Opti integrated circuits, Omega power supply modules and 3Com application specific integrated circuits), which contain technology that is proprietary to its manufacturer and is therefore unavailable from other manufacturers. The Company has no written supply agreements covering any of these components. Although the Company purchases the components manufactured by Cirrus, Opti and 3Com from only a single distributor each, and these components are available through numerous distributors, the Company could experience additional development costs and production delays while developing alternate solutions should any of these manufacturers cease to produce the

                                      10.

components. During the fiscal quarter ended June 30, 1997, the Company's operations and revenues were adversely effected by a constraint on the number of Pentium Pro(R) chips allocated to the Company by Intel. Although such constraint has been lifted, there can be no assurance that such future disruption in supply will not adversely affect the operations of the Company.

     A particular power supply module is purchased directly from a proprietary sole source supplier and is an integral portion of one of the power supply options offered by the Company. Should the supplier cease its production of this component or cease sales of the component to the Company, a total redesign of the particular power supply in which the component is utilized would be required. While the Company's processor units may be sold with other power supply systems, the sales of the affected model, and possibly a portion of the Company's sales of other products, would be lost or delayed during the redesign and production start-up period.

     The Company licenses remote access related software from Symantec Corporation ("Symantec"). Although the software licensed from Symantec contains proprietary features, other companies offer similar software that is compatible with the Company's products. Accordingly, the Company believes that termination of the Company's ability to license software directly from Symantec would not have a material adverse effect upon the Company's operations.

     As a result of the Company's liquidity problems, certain suppliers may demand payment in full before shipment or more accelerated payment terms than previously allowed to the Company. There can be no assurance that any future disruption in supply arising from the Company's liquidity problem will not adversely affect the Company's operations.

     MANAGEMENT OF INVENTORY; RISK OF INVENTORY OBSOLESCENCE. The marketplace dictates that many of the Company's products be shipped very quickly after an order is received. Since purchased parts and manufacturing lead times are typically much longer than the short order fulfillment times allowed by the marketplace, the Company is required to maintain adequate inventories of both components and work-in-process goods, and must accurately forecast demand for finished products. Historically, the Company has been unable to accurately forecast specific future demand, requiring it to maintain relatively large inventory levels, which has had an adverse effect on its financial condition. The relatively high levels of inventories have also contributed to the Company experiencing costs relating to obsolescence of inventories, which has had an adverse effect on the Company's results of operations and financial condition.

     The Company has incurred inventory writedowns in the past. While the Company maintains valuation allowances for excess and obsolete inventories, which it believes to be adequate, significant changes in the technology prevailing in the industry could require the Company to record additional valuation reserves. During fiscal 1997 and fiscal 1996, the Company recorded additions to its valuation allowance for obsolete and excess inventories in the amounts of $794,000, and $162,000, respectively, which adversely affected gross profit and net income in the periods in which additional valuation allowances were recorded. In addition, as a result of the significant increase in inventory, due primarily to product returns from a foreign distributor as well as price decreases due to technological obsolescence of certain components associated with the returned equipment, the Company recorded an increase to its valuation allowance for obsolete and excess inventories in the amount of approximately $400,000 during the quarter ended December 31, 1997. See "Risk Factors--International Risks." The Company believes that its allowance for obsolete and excess inventories that are currently recorded are sufficient to properly state inventories at their net realizable value. Material additions to such allowance might be required in the future if market conditions affecting the Company's product sales mix change significantly. Should future writedowns become necessary, such writedowns could have a materially adverse effect on the Company's operating results and financial condition.

     INTERNATIONAL RISKS. During fiscal 1997 and the first three quarters of fiscal 1998, sales outside the United States accounted for approximately $1,206,000 and $940,000, or 13.2% and 15.5%, respectively, of the Company's total sales. The Company believes that foreign sales will continue to account for a significant portion of its future

                                      11.

revenues. The Company's international business is subject to special risks, including fluctuating currency exchange rates, uncertainties in patent enforcement, changes in import and export controls, tariffs, changes in governmental policies (including United States trade policy toward certain countries), product safety and other regulatory requirements, currency controls, political and economic instability and other factors which could have a material adverse effect on the Company's business, financial condition and results of operations. With respect to international sales that are denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could increase the effective price of, and reduce demand for, the Company's products relative to competitive products priced in the local currency.

     Should the Company substantially increase its product sales in foreign countries, the Company believes that it may be required to increase the amount of credit it extends to purchasers or distributors in these markets. The Company has had only limited experience in extending credit to foreign customers and will encounter increased risks in extending credit to new customers in these markets, including the creditworthiness of such customers and the difficulty of collecting accounts receivable in these countries. During the first two quarters of fiscal 1998, the Company shipped equipment in the amount of $3.3 million in the aggregate to Macon Holdings (s) Pte. Ltd. ("Macon"), a distributor located in Singapore. The sales were made to Macon on an "open account" basis with payment terms generally 30 days from date of invoice. As a result of Macon's inability to effect timely payments of its obligations to the Company, which Macon has attributed primarily to the Asian economic crisis during the later part of 1997 as well as less than anticipated market acceptance of the equipment, the Company and Macon collectively agreed in December
1997 to permit Macon to return to the Company all but $150,000 of the equipment not already sold by Macon (approximately $2.6 million at sales price, approximately $1.7 million at cost). Of the amount agreed upon to be returned, approximately $505,000 (approximately $328,000 at cost) was received by the Company as of December 31, 1997 and the remaining balance of the equipment (approximately $2.1 million at sales price, approximately $1.4 million at cost) was received by the Company as of March 31, 1998. The balance of the equipment returned by Macon subsequent to December 31, 1997 ($2.1 million, $1.3 million at cost) has been accrued and reflected in the Company's financial statements as of December 31, 1997. The return of the equipment from Macon has resulted in a substantial increase in the Company's finished goods inventory. Although such returned equipment is of a type that can be readily resold to other customers, there can be no assurance that the Company will be able to secure additional orders for such equipment. See "Risk Factors--Management of Inventory; Risk of Inventory Obsolescence."

     DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's future success and competitive position is dependent partly upon its proprietary technology, and the Company relies to a limited degree on trademark and copyright law and, may in the future rely on patent law to protect its intellectual property. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's future patent applications will be issued within the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around the patents owned by the Company. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. The Company has been issued two patents for its "Phone Busy Circuit" and "Hardware Remote Reset Circuit." Although products marketed by third parties may infringe on these patents, the Company may not proceed to enjoin the marketing of those products by others in light of technological changes that are on-going and the substantial expense that the Company may be required to incur to enforce these patents with no certainty of success.

     DIVIDENDS ON COMMON STOCK UNLIKELY. The Company has never declared or paid dividends on its Common Stock. The Company does not currently intend to pay dividends in the foreseeable future so that it may reinvest its earnings, if any, in the development of its business. The payment of any dividends on the Common Stock is subject to the prior payment of dividends on the outstanding Preferred Shares and any other shares of preferred stock that may be issued.
The payment of dividends in the future will be at the discretion of its Board of Directors.

                                      12.

     POSSIBLE DILUTIVE EFFECT OF OUTSTANDING OPTIONS, WARRANTS, PREFERRED STOCK AND CONVERTIBLE NOTES. As of March 31, 1998, there were 6,562,943 shares of Common Stock reserved for issuance upon exercise of stock options and warrants that have been granted or issued. 2,255,594 of the outstanding options and all of the 3,627,460 warrants are currently exercisable at exercise prices ranging from $0.35 to $4.03 per share. An additional 8,517 shares of Common Stock are reserved for issuance upon the exercise of options available for future grant under the Company's 1994 Stock Option Plan, and additional shares of Common Stock are reserved for issuance upon the conversion of the Company's Preferred Shares, the Convertible Notes, the accrued but unpaid dividends related to the Preferred Shares that may be paid in shares of Common Stock and the interest on the Convertible Notes that may be paid in shares of Common Stock. Because the Company anticipates that the trading price of Common Stock at the time of exercise of any such options or warrants will exceed the exercise price, such exercise will have a dilutive effect on the Company's shareholders. As the number of shares issuable upon the conversion of certain of the Preferred Shares, the Convertible Notes and dividends and interest related thereto may increase based on a decline in the market price of the Common Stock on the date of conversion, such conversions may have a dilutive effect on the Company's shareholders.

     MARKET PRICE FLUCTUATIONS. The trading price of the Common Stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of innovations or new products by the Company or its competitors, general conditions in the computer or computer network industries and other events or factors. In addition, in recent years broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations may adversely affect the future trading price of the Common Stock.

     LISTING ON THE NASDAQ SMALLCAP MARKET. The Company's Common Stock is currently quoted on the Nasdaq SmallCap Market and, as a result, the Company is subject to the continued listing requirements of the Nasdaq SmallCap Market. In December 1997 and March 1998, the Company received certain inquiries from The Nasdaq Stock Market, Inc. ("Nasdaq") regarding the Company's ability to satisfy the continued listing requirements of the Nasdaq SmallCap Market. The Company has been informed by Nasdaq that unless the Company's Common Stock trades at or above the minimum bid price of $1.00 for at least ten consecutive trading days before May 28, 1998, Nasdaq will issue a delisting letter to the Company. In the event Nasdaq institutes any delisting proceedings, the Company may request certain hearings to review such delisting initiatives. There can be no assurance that the Company will satisfy the $1.00 minimum bid price or any other continued listing requirements of the Nasdaq SmallCap Market, or that the Company will prevail in any hearing to review any delisting proceedings by Nasdaq. In addition, in the event the Company's Common Stock is delisted from being quoted on the Nasdaq SmallCap Market, there can be no assurance that the Company's Common Stock can be listed in any securities exchange or other trading market. Lack of an established trading market for the Company's Common Stock may limit Common Stock holders' ability to dispose of their shares and may negatively affect the prevailing price of the Common Stock.

     LOSS ON LIQUIDATION AND DISSOLUTION. In the event of a dissolution and termination of the Company, distribution of the proceeds realized from liquidation will be made according to the relative priority on liquidation of the Company's creditors. Certain existing creditors of the Company have a security interest in certain of the Company's assets, and the Company anticipates that any line of credit it may obtain will be secured by the Company's accounts receivable, inventory and intangible assets, therefore, the lender will have a claim to the Company's assets on liquidation, which is prior to that of the Company's shareholders. As a result of settlements of certain claims instituted against the Company, additional creditors may obtain security interests in certain of the Company's assets in the future. Additionally, holders of the Convertible Notes, the Preferred Shares and any other notes or shares of preferred stock that Company may issue have liquidation preference over holders of Common Stock, whereby any proceeds from liquidation or dissolution remaining after repayment of creditors would be used to repay holders of the Convertible Notes and the Preferred Shares and any other notes or shares of preferred stock their entire initial investment plus any accrued but unpaid dividends or interest prior to distributing excess proceeds, if any, among holders of Common Stock. Accordingly, the ability of a shareholder to recover all or a portion of

                                      13.

his investment under such circumstances will depend on the net amount of funds available after senior creditors and holders of the Convertible Notes, the Preferred Shares and any other notes or shares of preferred stock are satisfied.

     AUTHORIZATION OF PREFERRED STOCK; PROVISIONS AFFECTING CHANGES IN CONTROL. The Company's Articles of Incorporation authorizes the issuance of "blank check" preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue a new series of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the new series of preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from the conversion of the Preferred Shares or the Convertible Notes. The Options to purchase 200,000 shares of Common Stock, the Series D Warrants to purchase 400,000 shares of Common Stock, the Series E Warrants to purchase 254,545 shares of Common Stock, the Series F Warrants to purchase 285,000 shares of Common Stock, the Convertible Note Warrants to purchase 150,000 shares of Common Stock and the T&G Warrants to purchase 20,000 shares of Common Stock, may be exercised to purchase Common Stock at a price of $0.50, $3.125, $1.25, $0.35, $0.375 and $1.375 per share, respectively, subject to adjustment as a result of antidilution provisions of certain of the Warrants. The Company intends to use any cash proceeds that it may receive from the exercise of the Options or the Warrants (a total of $1,851,681 if all of the Options and the Warrants are exercised, subject in the case of certain of the Warrants to adjustment as a result of antidilution provisions) for working capital purposes. The Company will not otherwise receive any of the proceeds from the sale by the Selling Securityholder of any of the Shares offered hereby. The Company will pay all of the costs of this offering.

                                      14.

                            SELLING SECURITYHOLDERS

     The Shares offered hereby represent shares of (i) currently outstanding Common Stock, (ii) Common Stock issuable upon conversion of the currently outstanding Preferred Shares or in payment of any dividends on the Preferred Shares that the Company may pay in shares of Common Stock, (iii) Common Stock issuable upon conversion of the currently outstanding Convertible Notes or in payment of any interest on the Convertible Notes that the Company may pay in shares of Common Stock, (iv) Common Stock issuable upon the exercise of currently outstanding Options, and (v) Common Stock issuable upon the exercise of currently outstanding Warrants. In connection with the issuance of the Outstanding Shares, the Preferred Shares, the Convertible Notes, the Options and the Warrants, the Company has agreed to register the shares of Common Stock issued or issuable to the Selling Securityholders. The Shares have been registered pursuant to such registration rights provisions. The terms of the issuance of the Outstanding Shares, the Preferred Shares, the Convertible Notes, the Options and the Warrants were determined by arm's-length negotiations between the Company and the Selling Securityholders. Neither the Selling Securityholders nor any of their affiliates had or has any material relationship with the Company or its officers, directors or affiliates except as noted in the table below.

     The following table sets forth as of the date of this Prospectus the number and percent of shares of Common Stock beneficially owned by the Selling Securityholders, the number of shares of Common Stock offered hereby by the Selling Securityholders, and the number and percent of shares of Common Stock to be held by the Selling Securityholders after the conclusion of this offering.

                                        Before Offering                              After Offering
                                     ----------------------                     -------------------------
                                      Number of                                   Number of
                                        Shares                  Number of          Shares
             Selling                 Beneficially                Shares         Beneficially
         Securityholders             Owned(1)(2)    Percent   Being Offered      Owned(1)(3)      Percent
         ---------------             -----------    -------   -------------      -----------      -------

The Tail Wind Fund Ltd.(4)              3,012,760      20.6       3,012,760               0            --
Martin Stern(4)                         1,641,785      12.4       1,641,785               0            --
The High View Fund, L.P.(5)             3,165,617      21.5       3,113,217          52,400             *
The High View Fund(5)                   2,732,887      19.1       2,680,487          52,400             *
The High View Fund II, L.P.(5)            156,814       1.3         156,814               0            --
The High View SSFI Fund,                  105,686         *         105,686               0            --
 LDC(5)
Vermont Research Products,              4,858,000      29.5       4,858,000               0            --
 Inc.(6)
Strategic Growth International,         1,230,000      10.4       1,000,000         230,000             *
 Inc.(7)
Barry Saxe                              1,200,375      10.4         809,523         390,852           1.4
Troy & Gould Professional
 Corporation(8)                            20,000         *          20,000               0            --
                                                                 ----------
                                                                 17,398,272

______________
*  less than 1%

(1) Pursuant to the rules promulgated under the Exchange Act, a person is deemed to be the beneficial owner of a security if that person has the right to acquire ownership of such security within 60 days.

(2) Since the Preferred Shares and the Convertible Notes are convertible into shares of Common Stock and the Options and the Warrants are exercisable for shares of Common Stock within 60 days of the date hereof,

                                      15.

     this column also includes shares of Common Stock that may be issued upon the conversion of the Preferred Shares and the Convertible Notes and upon the exercise of the Options and the Warrants. Also includes shares of Common Stock issuable as dividends on the Preferred Shares or issuable as interest on the Convertible Notes. See Notes (4), (5) and (6) below.

(3) The table assumes that the Selling Securityholders will dispose of all Shares owned or issuable to them that are being registered for sale by this Prospectus.

(4) The number of Shares issuable to The Tail Wind Fund Ltd. and Martin Stern upon conversion of the Series E Preferred Shares is variable and depends upon the market price of the Common Stock during the five trading days preceding the applicable date of conversion. The table reflects the issuance to The Tail Wind Fund Ltd. and Martin Stern of one and one-half times the number of Shares issuable upon conversion of the Series E Preferred Shares assuming the market price of the Common Stock during the five trading days preceding the applicable date of conversion is $0.50, although The Tail Wind Fund Ltd. and Martin Stern may be entitled to receive fewer Shares than indicated in the table or to receive shares of Common Stock in excess of the Shares shown in the table covered by the Prospectus in the event the market price of the Common Stock during the five trading days preceding the applicable date of conversion is substantially above or below $0.50, respectively. Pursuant to agreements with the Company, The Tail Wind Fund Ltd. and Martin Stern have each agreed not to convert any of the Series E Preferred Shares held by each of them to the extent the shares of Common Stock issuable upon such conversion and other shares of Common Stock beneficially owned by such Selling Securityholder and his or its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series E Preferred Shares) exceeds 4.9% of the outstanding shares of Common Stock of the Company. The number of shares indicated in the table does not include any shares of Common Stock issuable upon conversion of any Series E Convertible Redeemable Preferred Stock or upon exercise of any warrants that have not yet been issued but are issuable to The Tail Wind Fund Ltd. and Martin Stern in the event certain conditions for such issuance are satisfied.

(5) The High View Fund, L.P., The High View Fund, The High View Fund II, L.P. and The High View SSFI Fund, LDC (collectively, the "High View Entities") are affiliates of each other. The number of Shares issuable to The High View Fund, L.P. and The High View Fund upon conversion of the Series D Preferred Shares is variable and depends in part upon the market price of the Common Stock during the ten trading days preceding the applicable date of conversion, subject to a minimum conversion price of $1.50 and a maximum conversion price of $4.50. The table reflects the issuance to The High View Fund, L.P. and The High View Fund of the number of Shares issuable upon conversion of the Series D Preferred Shares at the minimum conversion price of $1.50 (and payment of dividends thereon for a two-year period in shares of Common Stock at a market price of $0.50). The High View Fund, L.P. and The High View Fund may be entitled to receive fewer Shares than indicated in the table upon conversion of the Series D Preferred Shares. The number of Shares issuable to each of the High View Entities upon conversion of the Convertible Notes is variable and depends upon the market price of the Common Stock during the ten trading days preceding the applicable date of conversion, subject to a minimum conversion price of $0.35 and a maximum conversion price of $0.95. The table reflects the issuance to each of the High View Entities of the number of Shares issuable upon conversion of the Convertible Notes (and payment of interest thereon through maturity in shares of Common Stock) at the minimum conversion price of $0.35. The High View Entities may be entitled to receive fewer Shares than indicated in the table upon conversion of the Convertible Notes.

(6) The number of Shares issuable to Vermont Research Products, Inc. ("VRPI") upon conversion of the Series F Preferred Shares is variable and depends upon the market price of the Common Stock during the five trading days preceding the applicable date of conversion, subject to a minimum conversion price of $0.35 and a maximum conversion price of $0.95. The number of Shares issuable to VRPI upon conversion of the Series G Preferred Shares is fixed at $0.35. The table reflects the issuance to VRPI of the number of Shares issuable upon conversion of both the Series F Preferred Shares and the Series G Preferred Shares (and payment of dividends thereon for a two-year period in shares of Common Stock) at the conversion price of $0.35. Accordingly, VRPI may be entitled to receive fewer Shares than indicated in the table.

                                      16.

(7) The number of shares beneficially owned includes 230,000 shares beneficially owned by certain principals of Strategic Growth International, Inc. Strategic Growth International, Inc. has provided certain consulting services to the Company.

(8) Troy & Gould Professional Corporation has provided certain legal services to the Company.


                              PLAN OF DISTRIBUTION

     The Selling Securityholders may sell, directly or through brokers, the Shares in negotiated transactions or in one or more transactions in the market at the price prevailing at the time of sale. In connection with such sales, the Selling Securityholders and any participating broker may be deemed to be "underwriters" of the shares of Common Stock within the meaning of the Securities Act, although the offering of these securities will not be under written by a broker-dealer firm. Sales in the market may be made to broker-dealers making a market in the Common Stock or other broker-dealers, and such broker-dealers, upon their resale of such securities, may be deemed to be "selling securityholders" in this offering. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders. Pursuant to the terms under which certain of the Outstanding Shares, the Preferred Shares, the Convertible Notes, the Options and certain of the Warrants were sold, the Company has agreed to indemnify certain of the Selling Securityholders who acquired those securities against such liabilities as they may incur as a result of any untrue statement of a material fact in the Registration Statement of which this Prospectus forms a part, or any omission herein or therein to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Such indemnification includes liabilities that the Selling Securityholders may incur under the Securities Act.

     The Company will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the Shares, other than fees of counsel (if any) for the Selling Securityholders and any discounts or commissions payable with respect to sales of the Shares.

     From time to time this Prospectus will be supplemented and amended as required by the Securities Act. During any time when a supplement or amendment is so required, the Selling Securityholders are required to cease sales until the Prospectus has been supplemented or amended.


                                 LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon by Troy & Gould Professional Corporation, Los Angeles, California. Troy & Gould Professional Corporation owns warrants to purchase 20,000 shares of Common Stock at $1.375 per share and is a Selling Securityholder.


                                    EXPERTS

     The audited financial statements contained in the Company's Annual Report on Form 10-KSB for the year ended March 31, 1997, as amended, and incorporated in this Prospectus by reference, have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent public accountants (which report includes an explanatory paragraph regarding the ability of the Company to continue as a going concern), given on the authority of said firm as experts in auditing and accounting.

                                      17.

================================================================================

     No dealer, salesman or other person has been authorized to give any information or make any representations, other than those contained in this Prospectus, in connection with the offering hereby, and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the Selling Securityholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities to any person in any State or other jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or the facts herein set forth since the date hereof.



                                _______________


                               TABLE OF CONTENTS

                                                    Page
                                                    ----

                      Available Information......      2
                      Incorporation of Certain
                        Documents by Reference...      2
                      The Company................      3
                      Risk Factors...............      5
                      Use of Proceeds............     14
                      Selling Securityholders....     15
                      Plan of Distribution.......     17
                      Legal Matters..............     17
                      Experts....................     17


================================================================================
================================================================================



                       17,398,272 Shares of Common Stock



                                 CHATCOM, INC.



                                  ____________

                                   PROSPECTUS
                                  ____________



                              _____________, 1998



================================================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company estimates that expenses in connection with the distribution described in this Registration Statement will be as follows. All expenses incurred with respect to the distribution will be paid by the Company, and such amounts, with the exception of the Securities and Exchange Commission registration fees, are estimates.

     SEC registration fee........................................    $ 2,669
     Nasdaq listing fees.........................................      7,500
     Accounting fees and expenses................................     30,000
     Legal fees and expenses.....................................     35,000
     Miscellaneous...............................................      3,000
                                                                     -------

      Total......................................................    $78,169
                                                                     -------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under California law, a California corporation may eliminate or limit the personal liability of a director of the corporation for monetary damages for breach of the director's duty of care as a director, provided that the breach does not involve certain enumerated actions, including, among other things, intentional misconduct or knowing and culpable violation of the law, acts or omission which the director believes to be contrary to the best interest of the corporation or its shareholders or which reflect an absence of good faith on the director's part, the unlawful purchase or redemption of stock, payment of unlawful dividends and receipt of improper personal benefits. The Company's Board of Directors believes that such provisions have become commonplace among major corporations and are beneficial in attracting and retaining qualified directors, and the Company's Articles of Incorporation include such provisions.

     The Company's Articles of Incorporation and Bylaws also impose a mandatory obligation upon the Company to indemnify any director or officer to the fullest extent authorized or permitted by law (as now or hereinafter in effect), including under circumstances in which indemnification would otherwise be at the discretion of the Company. In addition, the Company has entered into indemnification agreements with each of its directors and officers providing for the maximum indemnification permitted or authorized by law.

     The foregoing indemnification provisions are broad enough to encompass certain liabilities of directors and officers under the Securities Act of 1933, as amended (the "Securities Act").

     The registration rights agreements between the Company and certain of the Selling Securityholders who purchased certain of the Outstanding Shares, the Preferred Shares, the Convertible Notes, the Options and certain of the Warrants provide that the Company shall indemnify such Selling Securityholders, and such Selling Securityholders shall indemnify the Company and the officers and directors of the Company, for certain liabilities, including certain liabilities under the Securities Act.

                                      (i)

ITEM 16.  EXHIBITS

     The following exhibits, which are furnished with this Registration Statement or incorporated by reference, are filed as part of this Registration
Statement:

Exhibit
  No.                                       Description
-------   ----------------------------------------------------------------------------
    4.1   Form of Common Stock certificate(1).
    5.1   Opinion of Troy & Gould Professional Corporation.
   15.1   Letter of Grobstein, Horwath & Company LLP.
   23.1   Consent of Deloitte & Touche LLP.
   23.2   Consent of Troy & Gould Professional Corporation (contained in Exhibit 5.1).
   24.1   Power of Attorney (contained in Part II).

______________

(1) Previously filed as an exhibit to the Company's Registration Statement on Form S-3, as amended (Registration No. 33-99668), filed with the Commission on November 21, 1995, which exhibit is hereby incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                     (ii)

     (c) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement.

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, and the information required to be included in a post-effective amendment is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                     (iii)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chatsworth, State of California, on April 20, 1998.

                          CHATCOM, INC.



                          By /s/ E. Carey Walters
                             -------------------------------------
                             E. Carey Walters
                             President and Chief Executive Officer

                               POWER OF ATTORNEY

     The officers and directors of ChatCom, Inc., whose signatures appear below, hereby constitute and appoint E. Carey Walters and Gordon L. Almquist, and each of them, their true and lawful attorneys and agents, each with power to act alone, to sign, execute and cause to be filed on behalf of the undersigned any amendment or amendments, including post-effective amendments, to this Registration Statement of ChatCom, Inc. on Form S-3. Each of the undersigned does hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                             Title                              Date
       ---------                             -----                              ----

/s/ E. Carey Walters           President and Chief Executive Officer         April 22, 1998
---------------------------    (Principal Executive Officer)
E. Carey Walters


/s/ Gordon L. Almquist         Vice President-Finance and Chief              April 22, 1998
---------------------------    Operating Officer (Principal
Gordon L. Almquist             Financial and Accounting Officer)


/s/ Richard F. Gordon, Jr.     Chairman of the Board                         April 22, 1998
---------------------------
Richard F. Gordon, Jr.

/s/ A. Charles Lubash          Director                                      April 22, 1998
---------------------------
A. Charles Lubash

/s/ Gerald R. Sayer            Director                                      April 22, 1998
---------------------------
Gerald R. Sayer

/s/ James D. Edwards           Director                                      April 22, 1998
---------------------------
James D. Edwards

                                 EXHIBIT INDEX


Exhibit
  No.                                       Description
-------   -------------------------------------------------------------------------------
    4.1   Form of Common Stock certificate(1).
    5.1   Opinion of Troy & Gould Professional Corporation.
   15.1   Letter of Grobstein, Horwath & Company LLP.
   23.1   Consent of Deloitte & Touche LLP.
   23.2   Consent of Troy & Gould Professional Corporation (contained in Exhibit 5.1).
   24.1   Power of Attorney (contained in Part II).

______________

(1) Previously filed as an exhibit to the Company's Registration Statement on Form S-3, as amended (Registration No. 33-99668), filed with the Commission on November 21, 1995, which exhibit is hereby incorporated herein by reference.